

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-mail
Mr. Stephen D. Steinour
Chief Executive Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

Re: Huntington Bancshares Incorporated
         Form 10-K for Fiscal Year Ended December 31, 2010
         Filed February 18, 2011
         File No. 001-34073

Dear Mr. Steinour:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Stephanie L. Hunsaker

                                        Stephanie L. Hunsaker
                                        Senior Assistant Chief Accountant